UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

AMTD IDEA GROUP

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G2957E 101

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2957E 101

1	Names of Reporting Persons Calvin Choi
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,059,470 shares (represented by 15,059,470 Class B ordinary shares, which may be converted into 15,059,470 Class A ordinary shares at any time).(1)
	6

 Shared Voting Power

64,583,778 shares (represented by 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares, which may be converted into 48,392,376 Class A ordinary shares at any time).(2)

	7	Sole Dispositive Power 15,059,470 shares (represented by 15,059,470 Class B ordinary shares, which may be converted into 15,059,470 Class A ordinary shares at any time).(1)
	8

 Shared Dispositive Power

64,583,778 shares (represented by 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares, which may be converted into 48,392,376 Class A ordinary shares at any time).(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,643,248 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.7%.(3)
12	Type of Reporting Person IN

Notes:

(1)	Directly held by Infinity Power Investments Limited, which is wholly owned by Calvin Choi. See Item 4.
(2)

Directly held by AMTD Group Inc. (formerly known as AMTD Group Company Limited). As Calvin Choi wholly owns Infinity Power Investments Limited, which in turn holds 34.9% of the issued and outstanding share capital of AMTD Group Inc., Calvin Choi may be deemed to beneficially own the corresponding 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares. See Item 4.

(3)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

2

CUSIP No. G2957E 101

1	Names of Reporting Persons Infinity Power Investments Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 15,059,470 shares (represented by 15,059,470 Class B ordinary shares, which may be converted into 15,059,470 Class A ordinary shares at any time).
	6

 Shared Voting Power

64,583,778 shares (represented by 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares, which may be converted into 48,392,376 Class A ordinary shares at any time).(1)

	7	Sole Dispositive Power 15,059,470 shares (represented by 15,059,470 Class B ordinary shares, which may be converted into 15,059,470 Class A ordinary shares at any time).
	8

 Shared Dispositive Power

64,583,778 shares (represented by 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares, which may be converted into 48,392,376 Class A ordinary shares at any time).(1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 79,643,248 shares.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row (9) 16.7%.(2)
12	Type of Reporting Person CO

Notes:

(1)

Directly held by AMTD Group Inc. As Infinity Power Investments Limited holds 34.9% of the issued and outstanding share capital of AMTD Group Inc., Infinity Power Investments Limited may be deemed to beneficially own the corresponding 16,191,403 Class A ordinary shares and 48,392,376 Class B ordinary shares. See Item 4.

(2)	Assumes conversion of all Class B ordinary shares into Class A ordinary shares.

3

Item 1(a).	Name of Issuer:

AMTD IDEA Group (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

66 rue Jean-Jacques Rousseau

75001 Paris

France

Item 2(a).	Name of Person Filing:

Calvin Choi; and

Infinity Power Investments Limited.

Item 2(b).	Address of Principal Business Office, or, if none, Residence:

For Calvin Choi:

Suite 1604, 2 Macdonnell Road

Mid-levels

Hong Kong

For Infinity Power Investments Limited:

Vistra Corporate Services Center, Wickham Cay II

Road Town, Tortola

VG1110, British Virgin Islands

Item 2(c).	Citizenship:

Calvin Choi: Canada; and

Infinity Power Investments Limited: British Virgin Islands.

Item 2(d).	Title of Class of Securities:

Class A ordinary shares, par value US$0.0001 per share.

The Company’s ordinary shares consist of Class A ordinary shares and Class B ordinary shares, each with par value of US$0.0001 per share. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to conversion rights and voting rights. Each Class B ordinary share is convertible at the option of the holder at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. Each Class B ordinary share is entitled to twenty votes per share, whereas each Class A ordinary share is entitled to one vote per share.

Item 2(e).	CUSIP No.:

G2957E 101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d -2(b) or (c), check whether the persons filing is a:

Not applicable.

Item 4.	Ownership:

The following information with respect to the ownership of the ordinary shares by each of the reporting persons is provided as of December 31, 2023.

	Amount beneficially owned	Percent of class	Percent of aggregate voting power	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Calvin Choi	79,643,248	16.7%	48.7%	15,059,470	64,583,778	15,059,470	64,583,778
Infinity Power Investments Limited	79,643,248	16.7%	48.7%	15,059,470	64,583,778	15,059,470	64,583,778

Pursuant to Rule 13d-3(d)(1), all Class B ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by each reporting person is calculated based on a total of 476,292,714 issued and outstanding ordinary shares (consisting of 242,765,735 Class A ordinary shares and 233,526,979 Class B ordinary shares) of the Company as of December 31, 2023 as a single class. In computing the percentage ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.

As of December 31, 2023, Calvin Choi held 100% of the issued and outstanding shares of Infinity Power Investments Limited, which in turn held (i) 15,059,470 Class B ordinary shares of the Company and (ii) 34.9% of the issued and outstanding shares of AMTD Group Inc., which in turn held 46,340,530 Class A ordinary shares and 138,501,179 Class B ordinary shares of the Company. Each of Infinity Power Investments Limited and AMTD Group Inc. is a British Virgin Islands company. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, Calvin Choi may be deemed to beneficially own all of the shares held by Infinity Power Investments Limited.

For each reporting person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of all of the Company’s Class A ordinary shares and Class B ordinary shares as a single class.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to Schedule 13G filed on February 13, 2020 by the reporting persons with the Securities and Exchange Commission)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

Calvin Choi

/s/ Calvin Choi

Infinity Power Investments Limited

By:	/s/ Calvin Choi
Name:	Calvin Choi
Title:	Director

[Signature Page to Schedule 13G/A]